                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No. 1.)





                        Armstrong World Industries, Inc.
 ------------------------------------------------------------------------------
                                (Name Of Issuer)



                                   Common Par
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    042384107
 ------------------------------------------------------------------------------
                                 (Cusip Number)























                   (Continued on the following page(s))

                            Page  1 of  6 Pages

--------------------------------------------------------------------------------
CUSIP No.   042384107   13G                         Page 2 of 6 Pages
           ----------                                    --   --
--------------------------------------------------------------------------------
 Armstrong Industries
--------------------------------------------------------------------------------
   1       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person.

           The Chase Manhattan Bank - CMB SS # 13-4494650 as Trustee for Armstrong World Industries Inc. Master Trust Agreement SS # 11-6529457

--------------------------------------------------------------------------------
   2       Check the Appropriate Box If a Member of a Group*           (A)  [ ]
                                                                       (B)  [ ]


--------------------------------------------------------------------------------
   3       Sec Use Only


--------------------------------------------------------------------------------
   4       Citizenship or Place of Organization

           The Chase Manhattan Bank - New York
--------------------------------------------------------------------------------
                             5      Sole Voting Power

                                    0
       Number of
        Shares              ----------------------------------------------------
     Beneficially            6      Shared Voting Power
       Owned by                     DB Plan:  1,426,751
         Each                       DC Plan:  5,016,249
       Reporting                    Total:    6,443,000
        Person              ----------------------------------------------------
         With                7      Sole Dispositive Power

                                    0

                            ----------------------------------------------------
                             8      Shared Dispositive Power
                                    DB Plan:  1,426,751
                                    DC Plan:  5,016,249
                                    Total:    6,443,000
--------------------------------------------------------------------------------
   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           Plan: 6,443,000
--------------------------------------------------------------------------------
   10      Check Box If the Aggregate Amount in Row (9) Excludes Certain
           Shares*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9
           DB Plan: 3.49%
           DC Plan: 12.28%
           Total: 15.77%

--------------------------------------------------------------------------------
   12      Type of Reporting Person*
           CMB - BK
           Plan - DB
           Plan - DC

--------------------------------------------------------------------------------
SEE INSTRUCTION BEFORE FILLING OUT!

Armstrong World Industries, Inc.


Item 1(a).Name of Issuer:
          --------------
Armstrong World Industries, Inc.



Item 1(b).Address of Issuer's:
          -------------------
  2500 Columbia Avenue
  PO Box 3001
  Lancaster, PA 17604



Item 2(a). Name of Person Filing:          This notice is filed by The Chase
           ----------------------          Manhattan Bank (CMB) as Trustee for
                                           Armstrong World Industries, Inc.
                                           Master Retirement Trust (the Plans)
                                           (collectively, the Filing Persons)"


Item 2(b). Address of Principal Business
              Office:                      CMB: 270 Park Avenue
          ------------------------------   New York, NY 10017
                                           Plans: - Armstrong World Industries,
                                           Inc. Master Retirement Trust
                                           c/o The Chase Manhattan Bank

Item 2(c). Citizenship:                    CMB  - New York
           -----------

Item 2(d). Title of Class of Securities:   Common Par
           ----------------------------

Item 2(e). CUSIP Number:                   042384107
           ------------

                        Armstrong World Industries, Inc.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act.

          (b) [X]   Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

          (h) [ ]   Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:
          ---------

          (a)     Amount Beneficially Owned:
                  As of December 31, 2000, the Plans and Trust created pursuant thereto beneficially own 6,443,000 shares of Common Stock.

          (b)     Percent of Class:                   Plans: 15.77%
          (c)     Number of shares as to which such person has:


                  (i)   Sole power to vote or direct the vote:
                           0

                 (ii)   Shared power to vote or direct the vote:

                        The Plan Trust created pursuant thereto share the power to vote 6,443,000 shares of Common Stock.

                        Armstrong World Industries, Inc.

                 (iii)  Sole power to dispose or to direct the disposition of:
          .               0

                 (iv)   Shared power to dispose or to direct the disposition of:

                        The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 6,443,000 shares of Common Stock.

The 6,443,000 shares of Common Stock are held in the Trust created pursuant to the Armstrong World Industries, Inc. Master Trust Agreement dated November 1,1999 and as between Chase Manhattan Bank as the Master Trustee (the Master Trustee) and for the benefit of Participants in the Armstrong World Industries, Inc. Master Retirement Plan (DB) and the Armstrong World Industries, Inc. Retirement Savings and Stock Ownership Plan (DC Plan).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Armstrong World Industries, Inc. Retirement Savings Plan (the Participants).

For this purpose, each Participant is a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust and the terms of the Plan, the Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of Common Stock, together with any allocated shares for which on instructions are received, are voted by the Master Trustee in the same proportion as the allocated shares of Common Stock for which instructions are received.

Pursuant to the terms of the Plan, the administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

The actions and duties of the Master Trustee under the terms of the Trust and the terms of the Plan, including but not limited to the provisions described above, are subject to the requirements of ERISA.

Item 5.    Ownership of Five Percent or Less of a Class:
           --------------------------------------------
           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------
           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:
           --------------------------------------------------------------------
           Not applicable

Item 8.    Identification and Classification of Members of this Group:
           ----------------------------------------------------------
           Not applicable

Item 9.    Notice of Dissolution of Group:
           ------------------------------
           Not applicable
                                   Page 5 of 6

           Armstrong Industries Incorporated

Item 10.   Certification:
           -------------

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief, --------- I certify that the information set forth in this statement is true, complete and correct.





Dated:        February 12, 2001



The Chase Manhattan Bank

  /S/ Maureen Galante
------------------------------
      Maureen Galante
Trust Compliance Officer

                                   Page 6 of 6